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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                  Commission File Number 0-20684

    (Check one)

[ ]   Form 10-K and Form 10-KSB             [ ]   Form 11-K

[ ]   Form 20-F       [X]  Form 10-Q and Form 10-QSB        [ ] Form N-SAR

For period ended April 2, 2000

[ ]   Transition Report on Form 10-K and Form 10-KSB

[ ]   Transition Report on Form 20-F

[ ]   Transition Report on Form 11-K

[ ]   Transition Report on Form 10-Q and Form 10-QSB

[ ]   Transition Report on Form N-SAR

For period ended
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     Read Attached Instruction Sheet Before Preparing Form. Please Print or Type

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION

     Full name of registrant Aureal Inc.
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     Former name if applicable  Aureal Semiconductor, Inc.
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     Address of principal executive office  (Street and number)
     45757 Northport Loop West
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     City, state and zip code Fremont, California  94538
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                                     PART II
                             RULE 12B-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will
  [X] be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     STATE BELOW IN REASONABLE DETAIL THE REASONS WHY FORM 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, OR THE TRANSITION REPORT PORTION THEREOF COULD NOT BE FILED WITHIN THE PRESCRIBED TIME PERIOD. (ATTACH EXTRA SHEETS IF NEEDED.)

     On April 5, 2000 (the "Petition Date"), Aureal Inc. (the "Company") filed a voluntary petition for relief under chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Northern District of California, Oakland Division, Case No. 00-42104-T11. Since the Petition Date, the Company has continued to operate its business as a debtor-in-possession while the chapter 11 case is pending. Specifically, the Company has spent considerable time and resources addressing the many pressing issues associated with the bankruptcy filing, including, without limitation, addressing immediate business issues, transitioning to operating as a debtor in possession, negotiating the use of cash collateral, assembling documents and information to prepare Schedules and enable due diligence by potential purchasers, and negotiating a potential sale of the Company's assets. In addition, prior to the Petition Date, on March 24, 2000, all of the executive officers and senior staff members of the Company resigned from their employment. Thus, along with the difficult transition into bankruptcy, the Company also has been faced with replacing its key management personnel.

     In light of the recent bankruptcy filing, as well as the loss of its senior management, a diversion of the Company's scarce resources and personnel from critical operational duties and responsibilities in order to timely file the Quarterly Report on Form 10-Q (the "Report") would require unreasonable effort and expense. As described above, since the Petition Date, the Company has been required to focus its limited remaining resources on continuing the operations of the Company. Moreover, the Company, which at its peak employed over 144 people, presently has approximately 32 full-time employees, only 1 of whom performs senior executive management functions. The size of the Company's finance and accounting staff also has been reduced, and the remaining staff must devote substantially all of its time to the maintenance of the remaining operations, preparation for the potential sale of the Company's assets, and the administrative burdens of the chapter 11 case. Furthermore, the drastic reduction in personnel has required the remaining members of the Company's management team and finance and accounting staff to assume tasks and responsibilities previously handled by others. As a result, the Company is unable to allocate the personnel necessary to prepare and properly review the Report in the time prescribed.

     The Company is submitting a letter to the Securities and Exchange Commission (the "Commission") requesting confirmation that the Commission, or any member of its staff,

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will not recommend enforcement action against the Company if the Company implements, in lieu of the periodic reports required under the Exchange Act, a modified reporting procedure. Absent such relief from the Commission, the Company will endeavor to file the Report within the fifth calendar day following the prescribed due date.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

          Steve Mitchell                                 (510) 252-4245
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             (Name)                              (Area Code)  (Telephone Number)

     (2) Have all other periodic reports under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                               [ ]  Yes  [X]  No

     The Annual Report on Form 10-K was due to be filed on April 3, 2000, but Aureal Inc. submitted a Notification of Late Filing on Form 12b-25 for that Report on April 4, 2000 in paper form, and on April 27, 2000 in electronic form.

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               [ ] Yes   [X]  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                Aureal Inc.
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                  (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  May 16, 2000  By  /s/ Steve Mitchell
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                        Steve Mitchell, Chief Operating Officer
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       Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations

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under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.


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